SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2002

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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NOTICE OF MEETING

Facsimile 416-981-9800 Australia
www.computershare.com Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA
August 8, 2002

To:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:
Subject: Polyair Interpack Inc.

     We  advise  the  following   with  respect  to  the  upcoming   Meeting  of
Shareholders for the subject Corporation:

1. Meeting Type : Special
2. Security Description of Voting Issue : Common
3. Cusip Number : 731912101
4. Record Date : September 2, 2002
5. Meeting Date : October 10, 2002

Yours truly,
Computershare Trust Company of Canada
Carol Allen
Assistant Account Manager
Stock Transfer Services
(416) 263-9688 (416) 981-9800 Fax
Investor Services
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500 Canada

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June    2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer